UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K
                                CURRENT REPORT

        REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
                16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             DATED APRIL 17, 2003
                             -------------------

                      BUFFALO GOLD LTD. (File #: 0-30150)
                  ------------------------------------------
                (Translation of registrant's name into English)

       Suite 880, 609 Granville Street, Vancouver, B.C., Canada, V7Y 1G5
       -----------------------------------------------------------------
                  (Address of principal executive offices)

   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                       Form 20-F [ X ]     Form 40-F [  ]
                                 -----               ----
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                              Yes [ ]   No [ X ]
                                  ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THE COMPANY, A FOREIGN PRIVATE ISSUER DOMICILED IN CANADA, IS REQUIRED, UNDER THE ALBERTA SECURITIES ACT AND RULES TO FILE WITH THE ALBERTA SECURITIES COMMISSION, FOR PUBLIC VIEWING, QUARTERLY AND ANNUAL FINANCIAL STATEMENTS, AND OTHER INFORMATION, WHICH THE REGISTRANT DEEMS OF MATERIAL IMPORTANCE TO STOCKHOLDERS.


Copy of the News Releases dated March 6, 2003, March 11, 2003 and April 16, 2003 and Forms 53-901F dated March 11, 2003 and April 16, 2003, as filed with the Alberta Securities Commission, are attached hereto and filed as Exhibit 99.1 -
Exhibit 99.5 to this filing on Form 6-K.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

BUFFALO GOLD LTD.

By:   "Tracy Moore"
 -----------------------
Name: Tracy Moore
Title: Director
Date:   April 17, 2003

Exhibit 99.1
News Release
March 6, 2003


BUFFALO GOLD LTD.
Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9
Phone: 604-331-8772  Fax: 604-331-8773


March 6, 2003                             Trading Symbol:  TSX Venture - YB.U


                       BUFFALO SIGNS AGREEMENT TO
                     ACQUIRE CHINESE GOLD PROPERTIES

Buffalo Gold Ltd. ("Buffalo") is pleased to report that it has, subject to regulatory approval, entered into an agreement with Big Sky Mining Canada Ltd. ("Big Sky") to jointly pursue gold exploration and mining opportunities in the People's Republic of China ("PRC").

Big Sky has identified one copper-gold exploration project, two gold exploration projects and one currently producing gold project (which was discussed in Buffalo's news release of December 23, 2003) and is presently negotiating with various government agencies of the PRC to establish cooperative joint ventures in respect of these projects. The copper-gold exploration project is located in the Inner Mongolia Autonomous Region and the other three projects are located in Henan Province.

Buffalo and Big Sky have agreed to incorporate a jointly-owned joint operating company for each project to hold the interest in each joint venture to be established with the particular PRC government agency. Each joint operating company will be owned by Buffalo and Big Sky each as to a 50% interest and Buffalo will be the operator, provided that its interest in that joint operating company does not fall below 50%. Big Sky will be responsible for securing the rights to each project and establishing a cooperative joint venture between each particular joint operating company and each particular PRC government agency acceptable to Buffalo and Big Sky. Buffalo will be responsible for the provision of each joint operating company's anticipated capital contribution to the cooperative joint venture. Should Buffalo fail to contribute each joint operating company's capital contribution as and when required under the agreement establishing the cooperative joint venture, it will forfeit all of its interest in that joint operating company.

Upon having made the anticipated capital contribution in respect of a cooperative joint venture, Buffalo will acquire Big Sky's 50% interest in the particular joint operating company for shares of Buffalo based on a valuation acceptable to both Buffalo and Big Sky. Buffalo and Big Sky have agreed that the total number of shares of Buffalo to be issued to Big Sky shall be the greater of 10,000,000 shares or 50% of the Buffalo's issued shares (as constituted at the time of each issuance), and that once the maximum number of shares is issued to Big Sky, Buffalo shall be entitled to acquire the interest of Big Sky in each joint operating company at no further cost.

Buffalo has agreed to pay Big Sky US$50,000, US$100,000 and US$100,000, within ten days of the final PRC government approval of the formal joint venture agreements for the Inner Mongolia and the two Henan exploration projects, respectively. Should Buffalo fail to make any of the above payments to Big Sky, it will forfeit all of its rights under the agreement to acquire interests in the joint operating companies other than those in which it has already made the required payment.

This agreement of Buffalo and Big Sky is subject to the negotiation and execution of a formal shareholders' agreements for each joint operating company by March 15, 2003; Buffalo having raised a minimum of US$1,500,000 to be used to carry out initial exploration and development of the exploration projects by May 15, 2003; and the receipt by Buffalo of all necessary regulatory approvals by May 15, 2003.


On behalf of the Board of Directors of
BUFFALO GOLD LTD.

"Douglas Turnbull"
Douglas Turnbull, President



NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

Exhibit 99.2
News Release
March 11, 2003


BUFFALO GOLD LTD.
Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9
Phone: 604-331-8772  Fax: 604-331-8773


March 11, 2003                            Trading Symbol:  TSX Venture - YB.U


Buffalo Gold Ltd. ("Buffalo") is pleased to report that it has, subject to regulatory approval, entered into an agreement with MCSI Consulting Services Inc. ("MCSI") to assist Buffalo with the development and execution of its business plan.

MCSI has significant experience in providing consulting services related to the corporate finance governance, regulatory filings and corporate awareness activities to public companies. Buffalo has engaged MCSI to provide these services for a period of one year and has agreed to pay MCSI $10,000 per month and to grant MCSI an incentive stock option to purchase up to 400,000 shares of Buffalo, of which 241,000 options will entitle the purchase of shares of Buffalo at a price of US$0.70 until January 21, 2008 and the balance of 159,000 options will be granted as they become available.

In addition, Buffalo has agreed, subject to regulatory approval, to settle indebtedness of $30,821 by the issuance of 51,368 units of Buffalo at a deemed price of $0.60 per unit. Each unit will consist of one common share of Buffalo and one non-transferable share purchase warrant entitling the purchase of one additional share of Buffalo at a price of $0.60 per share for one year.


On behalf of the Board of Directors of
BUFFALO GOLD LTD.

"J.G. Stewart"
----------------------
J.G. Stewart, Director



NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

Exhibit 99.3
BC FORM 53-901F
March 11, 2003


This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

                                BC FORM 53-901F
                               (formerly Form 27)

                                 Securities Act


              MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT


NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: If this report is filed on a confidential basis, put at the beginning of the report in block capitals "CONFIDENTIAL - SECTION 85", and in an envelope marked "Confidential - Attention: Supervisor, Financial Reporting".

Item 1.  Reporting Issuer

Buffalo Gold Ltd.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Item 2.  Date of Material Change

March 6, 2003

Item 3.  Press Release

March 6, 2003, Vancouver, B.C.

Item 4.  Summary of Material Change

The Issuer has, subject to regulatory approval, entered into an agreement with Big Sky Mining Canada Ltd to jointly pursue gold exploration and mining opportunities in the People's Republic of China.

Item 5.  Full Description of Material Change

The Issuer has, subject to regulatory approval, entered into an agreement with Big Sky Mining Canada Ltd. ("Big Sky") to jointly pursue gold exploration and mining opportunities in the People's Republic of China ("PRC").

Big Sky has identified one copper-gold exploration project, two gold exploration projects and one currently producing gold project (which was discussed in the Issuer's news release of December 23, 2003) and is presently negotiating with various government agencies of the PRC to establish cooperative joint ventures in respect of these projects. The copper-gold exploration project is located in the Inner Mongolia Autonomous Region and the other three projects are located in Henan Province.

The Issuer and Big Sky have agreed to incorporate a jointly-owned joint operating company for each project to hold the interest in each joint venture to be established with the particular PRC government agency. Each joint operating company will be owned by the Issuer and Big Sky each as to a 50% interest and the Issuer will be the operator, provided that its interest in that joint operating company does not fall below 50%. Big Sky will be responsible for securing the rights to each project and establishing a cooperative joint venture between each particular joint operating company and each particular PRC govern-ment agency acceptable to the Issuer and Big Sky. The Issuer will be responsible for the provision of each joint operating company's anticipated capital contri-bution to the cooperative joint venture. Should the Issuer fail to contribute each joint operating company's capital contribution as and when required under the agreement establishing the cooperative joint venture, it will forfeit all of its interest in that joint operating company.

Upon having made the anticipated capital contribution in respect of a cooperative joint venture, the Issuer will acquire Big Sky's 50% interest in the particular joint operating company for shares of the Issuer based on a valuation acceptable to both the Issuer and Big Sky. The Issuer and Big Sky have agreed that the total number of shares of the Issuer to be issued to Big Sky shall be the greater of 10,000,000 shares or 50% of the Issuer's issued shares (as constituted at the time of each issuance), and that once the maximum number of shares is issued to Big Sky, the Issuer shall be entitled to acquire the interest of Big Sky in each joint operating company at no further cost.

The Issuer has agreed to pay Big Sky US$50,000, US$100,000 and US$100,000, within ten days of the final PRC government approval of the formal joint venture agreements for the Inner Mongolia and the two Henan exploration projects, respectively. Should the Issuer fail to make any of the above payments to Big Sky, it will forfeit all of its rights under the agreement to acquire interests in the joint operating companies other than those in which it has already made the required payment.

This agreement of the Issuer and Big Sky is subject to the negotiation and execution of a formal shareholders' agreements for each joint operating company by March 15, 2003; the Issuer having raised a minimum of US$1,500,000 to be used to carry out initial exploration and development of the exploration projects by May 15, 2003; and the receipt by the Issuer of all necessary regulatory approvals by May 15, 2003.

Item 6.  Reliance on Section 85(2) of the Act

Not applicable

Item 7.  Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.  Senior Officers

Enquiries may be directed to Douglas Turnbull, the Issuer's President at 604-331-8772

Item 9.  Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 11th day of March, 2003.

                                     BUFFALO GOLD LTD.

                                     "James G. Stewart"
                                      Secretary
                                     (Official Capacity)
                                     J.G. Stewart
                                    (Please print here name of individual
                                     whose signature appears above.)

Exhibit 99.4
News Release
April 16, 2003


BUFFALO GOLD LTD.
Suite 880, 609 Granville Street, Vancouver, B.C., Canada V7Y 1G5
Phone: 604-685-5535  Fax: 604-685-6940



April 16, 2003                          Trading Symbol:  TSX Venture - YB.U


NEWS RELEASE


Buffalo Gold Ltd. ("Buffalo") is pleased to report that John Tully has agreed to join Buffalo as its President and a director. Mr. Tully is a mining geologist with over thirty-eight years experience in mining operations. His expertise includes underground mine design, mine operations, underground mine capital and operating cost estimates, mining geology, ore reserve calculations, site project management of development programs, and economic evaluation of mine operations throughout the world. Douglas Turnbull, Buffalo's former President, will remain as a director of Buffalo.

The appointment of Mr. Tully will lead Buffalo in pursuing gold exploration opportunities in the Peoples' Republic of China along with its joint venture partner, Big Sky Mining Canada Ltd.

Buffalo also reports that it has agreed, subject to regulatory approval, to grant incentive stock options entitling the purchase of up to 256,000 common shares at a price of US$0.65 per share at any time up to and including April 16, 2008. These options are being granted in lieu of those options announced on January 21, 2003 which Buffalo will not be proceeding with.


On behalf of the Board of Directors of
BUFFALO GOLD LTD.


"Tracy A. Moore"
------------------------
Tracy A. Moore, Director






NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

Exhibit 99.5
BC FORM 53-901F
April 16, 2003


                       BC FORM 53-901F (Previously Form 27)
                                 Securities Act
              Material Change Report Under Section 85(1) of the Act

ITEM 1  REPORTING ISSUER

Buffalo Gold Ltd.
Suite 880, 609 Granville Street
Vancouver, BC V7Y 1G5

ITEM 2  DATE OF MATERIAL CHANGE

April 16, 2003

ITEM 3  PRESS RELEASE

Issued April 16, 2003 at Vancouver, BC

ITEM 4  SUMMARY OF MATERIAL CHANGE

1. Buffalo Gold Ltd. ("Buffalo") reports John Tully has agreed to join Buffalo as its President and a Director.

2. Buffalo also reports that it has agreed, subject to regulatory approval, to grant incentive stock options entitling the purchase of up to 256,000 common shares at a price of US$0.65 per share at any time up to and including April 16, 2008.

ITEM 5  FULL DESCRIPTION OF MATERIAL CHANGE

See attached Schedule "A"

ITEM 6  RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7  OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8  DIRECTOR/SENIOR OFFICER

Contact:    Tracy Moore
Telephone:  604.685.5535

ITEM 9  STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC this 16th day of April, 2003.

"Tracy Moore"

Tracy Moore, Director

                                  Schedule "A"


April 16, 2003                             Trading Symbol:  TSX Venture - YB.U


Buffalo Gold Ltd. ("Buffalo") is pleased to report that John Tully has agreed to join Buffalo as its President and a director. Mr. Tully is a mining geologist with over thirty-eight years experience in mining operations. His expertise includes underground mine design, mine operations, underground mine capital and operating cost estimates, mining geology, ore reserve calculations, site project management of development programs, and economic evaluation of mine operations throughout the world. Douglas Turnbull, Buffalo's former President, will remain as a director of Buffalo.

The appointment of Mr. Tully will lead Buffalo in pursuing gold exploration opportunities in the Peoples' Republic of China along with its joint venture partner, Big Sky Mining Canada Ltd.

Buffalo also reports that it has agreed, subject to regulatory approval, to grant incentive stock options entitling the purchase of up to 256,000 common shares at a price of US$0.65 per share at any time up to and including April 16, 2008. These options are being granted in lieu of those options announced on January 21, 2003 which Buffalo will not be proceeding with.


On behalf of the Board of Directors of
BUFFALO GOLD LTD.


"Tracy A. Moore"
------------------------
Tracy A. Moore, Director


NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION
CONTAINED HEREIN